LEHMAN BROTHERS	Residential Mortgage Finance

PRELIMINARY SUMMARY OF TERMS

$[1,831,838,000] (Approximate) Greenpoint Mortgage Funding Trust 2006-HE1

Lehman Brothers Holdings Inc. (Seller) XL Capital Assurance, Inc. CIFG Assurance North America, Inc. (Guarantors)

Contacts
Syndicate Whole Loan Trading Mortgage Finance Structuring	Dan Covello Pat Quinn Daniel Wallace Bob Toppe Jesalyn Shen Tom O’Hara Nimish Mathur Vinay Khandelwal Vikram Nidamaluri Sei-Hyong Park Manoj Gupta	(212) 526-9519 (212) 526-9519 (212) 526-8315 (212) 526-8315 (212) 526-8315 (212) 526-6469 (212) 526-7004 (212) 526-2755 (212) 526-1486 (212) 526-0203 (212) 526-1453

The issuer has or will file with the SEC a registration statement (including a prospectus, any prospectus supplement and any related issuer free-writing prospectus) with respect to this offering (the “Offering Documentation”). You may obtain a copy of the prospectus for free by visiting the web site at http://www.lehman.com/pub/sasco. You may get the Offering Documentation (when completed) for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the Offering Documentation from Lehman Brothers Inc., 745 Seventh Ave., New York, NY, 10019, Attn: Asset Backed Fixed Income Syndicate or by calling 1-800-666-2388, Ext 59519.

The issuer has filed or will file with the SEC a registration statement (including a prospectus, any prospectus supplement and any related issuer free-writing prospectus) with respect to this offering (the “Offering Documentation”). You may obtain a copy of the prospectus for free by visiting the web site at http://www.lehman.com/pub/sasco. You may get the Offering Documentation (when completed) for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the Offering Documentation from Lehman Brothers Inc., 745 Seventh Ave., New York, NY, 10019, Attn: Asset Backed Fixed Income Syndicate or by calling 1-800-666-2388, Ext 59519.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to completion or change.  The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the securities, supersedes information contained in any prior similar materials relating to these securities.  This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in these materials are being offered when, as and if issued.  In particular, asset-backed securities and the asset pools backing them are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated) at any time prior to issuance.  As a result, you may commit to purchase securities with characteristics that may change materially, and all or a portion of the securities may not be issued with material characteristics described in these materials.  Our obligation to sell securities to you is conditioned on those securities having the material characteristics described in these materials.  If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities you committed to purchase, and there will be no liability between us as a consequence of the non-delivery.  However, unless the class of securities you committed to purchase has been eliminated, we will provide you with revised offering materials and offer you an opportunity to purchase that class, as described in the revised offering materials.

Greenpoint Mortgage Funding 2006-HE1

To Maturity
Class	Approx. Size	Type	BMark	Margin (bps)	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity (1)	Expected Ratings (Moody’s/S&P)

Ax	$[1,331,838,000]	Flt – PT	1 m LI	[ ]	1.59	1 - 97	9/12/2014	2/12/2036	[Aaa / AAA]
Ac	$[500,000,000]	Flt – PT	1 m LI	[ ]	1.59	1 - 97	9/12/2014	2/12/2036	[Aaa / AAA]

To 10% Optional Redemption (“Call”) (2)
Class	Approx. Size	Type	BMark	Margin (bps)	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity (1)	Expected Ratings (Moody’s/S&P)

Ax	$[1,331,838,000]	Flt – PT	1 m LI	[ ]	1.48	1 - 48	8/12/2010	2/12/2036	[Aaa / AAA]
Ac	$[500,000,000]	Flt – PT	1 m LI	[ ]	1.48	1 - 48	8/12/2010	2/12/2036	[Aaa / AAA]

Pricing Speed
HELOCs: [50]% CPR / [10]% Constant Draw Rate (“CDR”) Closed End 2nds: [45]% CPR

(1) The Stated Final Maturity Date with respect to the Class A Notes is the Payment Date six months following the latest possible maturity date of a Loan in the Pool which amortizes according to its terms.  On the Stated Final Maturity Date, holders of the Class A Notes will be entitled to receive a payment of principal in an amount equal to the outstanding principal balance of the Class A Notes.

(2) The Servicer or its assignee may exercise its right to redeem the Class A Notes when the principal balance of the Class A Notes  is equal to or less than 10% of the Class A Notes  as of the Closing Date.

Summary of Terms
Issuer:	Greenpoint Mortgage Funding Trust 2006-HE1 (the “Trust”)
Depositor:	Structured Asset Securities Corporation
Originator:	GreenPoint Mortgage Funding, Inc. (“Greenpoint”)
Seller:	Lehman Brothers Holdings Inc.
Servicer:	GMAC Mortgage Corporation
Indenture Trustee:	US Bank National Association
Owner Trustee:	Wilmington Trust Company
Rating Agencies:	Standard & Poor’s (“S&P”) and Moody’s Investor Service (“Moody’s”).
Note Insurers:	XL Capital Assurance, Inc. (“XL Capital”) and CIFG Assurance North American, Inc. (“CIFG”)
Sole Underwriter:	Lehman Brothers Inc.
Class A Notes	Together the Class Ax Note and Class Ac Note.
Expected Pricing Date:	Week of August [14th], 2006.
Expected Closing Date:	August [25], 2006.
Record Date:	The last Business Day immediately preceding the related Payment Date.
Payment Date:	[12]th of each month, or if such day is not a business day the next succeeding Business Day. (First Payment Date: September [12], 2006).
Cut-off Date:	[August 1], 2006
Delay Days:	0 days.
Day Count:	Actual/360.
Interest Accrual:

Interest accrues on the Class A Notes from the last Payment Date (or in the case of the first Payment Date, the Closing Date) through the day preceding the current Payment Date (such period, the “Accrual Period”).

Collection Period:	The calendar month immediately preceding a Payment Date.

Summary of Terms (continued)
Clearing:	DTC, Euroclear or Clearstream.
Denomination:	Minimum $250,000; increments of $1,000.
SMMEA Eligibility:	The Class A Notes are not expected to be SMMEA eligible.
ERISA Eligibility:	The Class A Notes are expected to be ERISA eligible.
Tax Structure:	REMIC for Federal income tax purposes.
Credit Enhancement:

XL Capital will unconditionally guarantee timely payment of interest and ultimate payment of principal on the Class Ax Notes.  CIFG will unconditionally guarantee timely payment of interest and ultimate payment of principal on the Class Ac Notes.

Excess cashflow.

Overcollateralization, as described herein.

The Class A Notes and the Residual Certificates:

The Class A Notes are the subject of these Computational Materials.

The Trust will also issue five classes of residual certificates: the Class B Certificates, the Class L Certificates, the Class P Certificates, the Class R Certificates and the Class X Certificates.

The Residual Certificates are not the subject of these Computational Materials.  Information regarding the Residual Certificates is provided only to more fully describe the terms of the Class A Notes.  The Residual Certificates will not be registered under the Securities Act of 1933, as amended, or any other securities laws and will be offered and sold only in transactions not requiring registration of these securities under any securities laws.

The Loans:

The collateral will consist of adjustable rate, first and second lien home equity lines of credit (“HELOCs”) and fixed rate, closed end second lien loans (“Closed End 2nds”, and together with the HELOCs, the “Loans”), which constitute approximately 94.79% and 5.21% of the Loans, respectively.

Each HELOC adjusts monthly to a rate equal to the Prime Rate plus its margin, subject to a gross cap rate.

The aggregate drawn principal balance of the HELOCs and the Closed End 2nds as of the Cut-off Date is approximately $1,736,433,292 and $95,405,656, respectively.

The Closed End 2nds are comprised of 1,831 fixed-rate, closed-end home equity mortgage loans totaling $95,405,656 as of the Cut-off Date, secured primarily by second liens on one- to four family residential properties, with CLTVs not in excess of 100%.

Overcollateralization:

Certain Excess Cashflow will be applied as a payment of principal on the Class A Notes on each Payment Date to maintain the Overcollateralization Amount for the Class A Notes, or to increase it to the Specified Overcollateralization Amount.  The Overcollateralization Amount on the Closing Date will be approximately equal to $948.

Overcollateralization Amount:

For any Payment Date is equal to the amount, if any, by which the outstanding Pool Balance at the end of the related Collection Period exceeds the sum of (a) the aggregate principal amount of the Class A Notes after taking into account any payments of principal on the related Payment Date and (b) during the Managed Amortization Period only, the Additional Balance Advance Amount.

Specified Overcollateralization Amount:

On any Payment Date (i) prior to the Stepdown Date, the greater of (A) 2.75% of the Cut-off Date Principal Balance of the Loans and (B) the Step-Up Overcollateralization Amount or (ii) on or after the Stepdown Date the greatest of: (A) 5.50% of the Pool Balance as of the end of the related Collection Period, (B) the Step-Up Overcollateralization Amount and (C) 0.50% of the Cut-off Date Principal Balance of the Loans. Notwithstanding the foregoing, no reduction in clause (ii) may occur unless the aggregate cumulative losses with respect to the Loans as a percentage of the Cut-Off Date Principal Balance and such Payment Date are less than the percentages specified below:

Payment Date

Percentage

Months 31-42

2.25% of original principal balance plus 1/12 of 0.50% for each month thereafter

Months 43-54

2.75% of original principal balance plus 1/12 of 0.50% for each month thereafter

Months 55 and after

3.25% of original principal balance

or if the rolling three month average of the principal amount of Loans delinquent 60 days or more, including Loans in foreclosure and REO, but excluding Charged-Off Loans, exceeds 4.25%.

Step-Up Overcollateralization Amount:

Will be in effect if the aggregate cumulative losses as a percentage of the Cut-off Date Balance exceed percentages specified below:

Payment Date

Percentage

Months 1-12

1.50% of original principal balance plus 1/12 of 0.75% for each month thereafter

Months 13-24

2.25% of original principal balance plus 1/12 of 0.50% for each month thereafter

Months 25-36

2.75% of original principal balance plus 1/12 of 0.50% for each month thereafter

Months 37-48

3.25% of original principal balance plus 1/12 of 0.50% for each month thereafter

Months 49 and after

3.75% of original principal balance plus 1/12 of 0.50% for each month thereafter

The Step-Up Overcollateralization Amount will equal (a) 5.50% of the Cut-off Date Balance, prior to the Stepdown Date and (b) on or after the Stepdown Date, the lesser of (x) 5.50% of the Cut-off Date Balance and (y) 11.00% of the Pool Balance as of the beginning of the related Collection Period, but not lower than 0.50% of the Cut-off Date Balance.  Otherwise, the Step-Up Overcollateralization Amount is zero.

Stepdown Date:

With respect to the Class A Notes, the later to occur of (a) the 31st Payment Date and (b) the first Payment Date on which the Pool Balance has been reduced to 50% or less of the Cut-off Date Balance. “Pool Balance” means, as of any date, the aggregate of the principal balances of the Loans on such date.

Charge-Off Amount:

With respect to (a) any Charged-Off Loan under clause (a)(i) of the definition thereof, the amount of the Principal Balance that has been written down and with respect to any Charged-Off Loan under clause (a)(ii) of the definition thereof, the entire outstanding Principal Balance of such Loan and (b) any Loan that is a Charged-Off Loan under clause (b) of the definition thereof, the related Principal Balance immediately prior to liquidation minus the proceeds received in connection with the liquidation that are allocable to principal.

Charged-Off Loan:

Means (a) with respect to a Loan (i) with a Principal Balance that has been written down on the related Servicer’s servicing system in accordance with its policies and procedures and (ii) any Loan that is more than 180 days past due or (b) a Loan that has been liquidated and as to which the Servicer does not expect to receive any further amounts.

Allocation of Charge-Off Amount:

Generally, any Charge-Off Amount on the Loans will be absorbed first, by the excess spread, second, by the Overcollateralization Amount.  If Charge-Off Amounts exceed the Overcollateralization Amount the Class A Notes will not be entitled to interest on the amount by which the note balance exceeds the loan balance (“Deferred Interest”), except to the extent funds are available therefor as described below in “Priority of Distributions.”

Amortization Periods:	The allocation of principal collections is divided into two distinct periods: the Managed Amortization Period and the Rapid Amortization Period.
Managed Amortization Period:	Begins on the first Payment Date and ends on the earlier of (a) the 180th Payment Date or (b) the Payment Date which immediately follows a Rapid Amortization Event.
Rapid Amortization Period:	Immediately follows the end of the Managed Amortization Period.
Maximum Rate:

The Maximum Rate with respect to each class of Class A Notes on any Payment Date is a per annum rate equal to the product of (x) weighted average of the Interest Rates of the Loans as of the beginning of the Collection Period, net of (i) the Servicing Fee Rate, (ii) the Owner Trustee Fee Rate (expressed as a per annum rate), (iii) a per annum rate equal to a fraction, the numerator of which is the product of (a) 12 and the sum of (b) (1) any interest shortfalls resulting from application of the Relief Act (2) any interest shortfalls resulting from prepayments on the Loans and (3) any payments to the Indenture Trustee for reimbursed expenses and the denominator of which is the Pool Balance at the beginning of the related Collection Period and (iv) the product of (1) the weighted average premiums payable to the Note Insurers (expressed as a per annum rate) and (2) a fraction, the numerator of which is the principal balance of the Class A Notes immediately before the Payment Date and the denominator of which is the principal balance of the Loans at the beginning of the related Collection Period, and (y) a fraction, the numerator of which is 30 and the denominator of which is the number of days in the related Accrual Period.

Ac Note Rate:	The lesser of (a) the 1 month LIBOR + [__] and (b) the Maximum Rate.
Ax Note Rate:	The lesser of (a) the 1 month LIBOR + [__] and (b) the Maximum Rate.
Class A Note Rate	The weighted average of the Ac Note Rate and the Ax Note Rate.
Note Rate	The Ac Note Rate or the Ax Note Rate.
Servicing Fee:	0.375% per annum (the “Servicing Fee Rate”) on the aggregate principal balance of the Loans, payable monthly at 1/12 of the per annum rate.
Indenture Trustee Fee:	1 day of float.
Owner Trustee Fee:

$4,000 per annum payable monthly in the amount of $333.33.  The “Owner Trustee Fee Rate” is equal to the percentage obtained by dividing $4,000 by the aggregate principal balance of the Loans as of the beginning of the related Collection Period.

Net WAC Carryover Amount

For the Class Ax Note and the Class Ac Note, to the extent the applicable Maximum Rate is less than 1 month LIBOR + related Margin on any Payment Date, the deficiency will be deferred and will accrue interest on each subsequent Payment Date at the applicable Note Rate.  Such Net WAC Carryover Amount will be reimbursed through distributions on following Payment Dates, to the extent of Available Funds as set forth under “Priority of Payments” herein.

Priority of Distributions:

On each Payment Date, the Trustee will make distributions from amounts received in respect of interest (including any subsequent amounts received in respect of a Charged-Off Loan) and principal on the Loans during each Collection Period (net of the Indenture Trustee Fee, the Servicing Fee and the Owner Trustee Fee), to the extent of available funds, as follows:

(1)

to pay the Note Insurers premiums;

(2)

Concurrently, pro rata to each class of Class A Notes, interest at the related Note Rate for such payment Date and, during the Managed Amortization Period, to pay the holder of the Class L Certificate the unreimbursed interest on any Additional Balance Advance Amount at the Class A Note Rate for such Payment Date;

(3)

to pay to the Class L Certificates, during the Managed Amortization Period, an amount equal to the Additional Balance Advance Amount in order to reimburse its advance to the Trust of that amount;

(4)

to pay each class of Class A Notes, pro rata, the Class A Principal Distribution Amount due on such Payment Date;

(5)

to each class of Class A Notes, pro rata, as a form of principal, (a) the Charge-Off Amounts incurred during the preceding calendar month and (b) Charge-Off Amounts incurred during previous periods which were not subsequently reimbursed;

(6)

as payment for any other amounts owed to the Note Insurers;

(7)

to pay each class of Class A Notes, pro rata, any Accelerated Principal Amounts;

(8)

to the Servicer, certain unreimbursed amounts, if any;

(9)

to pay each class pro rata (based on the amount of Net WAC Carryover for each such class) of Class A Notes, the related current Net WAC Carryover Amount and any unpaid Net WAC Carryover Amount from prior Payment Dates, together with interest on such unpaid amount, at their respective Note Rates;

(10)

to pay to each class pro rata (based on the amount of such Deferred Interest for such class) of Class A Notes, the related current Deferred Interest, together with interest on such unpaid amount, and any unpaid Deferred Interest from prior Payment Dates at their respective Note Rates;

(11)

pari passu, to the Indenture Trustee, any unreimbursed expenses and to the Owner Trustee, any unpaid fees and unreimbursed expenses; and

(12)

first, to pay the remaining Additional Balance Advance Amounts to the holders of the Class L Certificates, second, to pay the Overcollateralization Amount to the holders of the Class B Certificates and third, to pay the remaining amounts to the holders of the Residual Certificates.

Class A Principal Distribution Amount:

Prior to the Stepdown Date or if a Rapid Amortization Event is in effect, the Principal Payment Amount.
On or after the Stepdown Date and if a Rapid Amortization Event is not in effect, the lesser of (a) the excess of (i) the principal balance of the Class A Notes over (ii) the Class A Target Amount and (b) the Principal Payment Amount.

Class A Target Amount:

The lesser of (a) the product of (i) 94.50% and (ii) Pool Balance at the end of the related Collection Period and (b) the excess if any of (i) Pool Balance at the end of the related Collection Period over (ii) 0.50% of the Cut-off Date Balance.

Principal:

The allocation of principal collections to the Class A Notes is divided into two distinct periods: the Managed Amortization Period and the Rapid Amortization Period.

With respect to each Payment Date, holders of Class A Notes will receive the “Principal Payment Amount,” which shall equal the positive difference between (a) the Maximum Principal Payment minus (b) the “Overcollateralization Reduction Amount”, if any, in each case with respect to such Payment Date.

(A)

During the Managed Amortization Period, the “Maximum Principal Payment” shall equal the “Net Principal Collections” with respect to such Payment Date.

(B)

During the Rapid Amortization Period, the “Maximum Principal Payment” shall equal the Principal Collections with respect to such Payment Date.

(C)

“Principal Collections” shall equal, with respect to any Payment Date, the sum of all payments with respect to principal received on the Loans during the related Collection Period.

(D)

“Net Principal Collections” shall equal the positive difference between (x) the Principal Collections with respect to such Payment Date and (y) the sum of (a) the aggregate principal amount of all Additional Balances (draws on the Loans) arising during the related Collection Period plus (b) the Additional Balance Advance Amount as of the opening of business on the related Payment Date.

(E)

“Overcollateralization Reduction Amount”, with respect to each Payment Date, shall equal the amount, if any, by which the Overcollateralization Amount exceeds the Specified Overcollateralization Amount, assuming the Maximum Principal Payment Amount is paid on the Class A Notes on such Payment Date.

(F)

“Additional Balance Advance Amount”, with respect to any Payment Date (x) during the Managed Amortization Period, shall equal (a) the excess, if any, for all prior Payment Dates during the Managed Amortization Period of (i) the aggregate principal amount of all Additional Balances in respect of Loans created during the Collection Period relative to the Payment Date over (ii) Principal Collections with respect to such Payment Date minus (b) amounts paid on previous Payment Dates in respect of any Additional Balance Advance Amount and (y) during the Rapid Amortization Period, zero.

Accelerated Principal Amounts:

On any Payment Date where excess cashflow exists, all or a portion of such amount will be distributed to pay principal on the Class A Notes to the extent required to maintain or increase the Overcollateralization Amount to the Specified Overcollateralization Amount.

Optional Redemption:

The Servicer, or its assignee, may exercise its right to repurchase the Loans on any Payment Date on or after which the principal balance of the Class A Notes, prior giving effect to payments of principal on such Payment Date, declines to 10% or less of the principal balance of the Class A Notes as of the Closing Date.  The first such date is the “Optional Redemption Date”.  The aggregate repurchase price is equal to the greater of (x) the unpaid principal balance of the Loans plus accrued interest thereon and (y) the sum of (1) the principal balance of the Class A Notes and interest due thereon on such Payment Date and (2) fees and reimbursements due the Servicer, the Indenture Trustee, the Note Insurers and the Owner Trustee on such Payment Date.  If such an event occurs, holders of the Class A Notes will receive a final distribution on such Payment Date.

Amendments to Credit Line Agreements:

The Servicer may change the terms of the Loan agreements at any time provided that such changes (i) do not, as evidenced by an opinion of counsel for the seller, adversely affect the interest of the Noteholders (without regard to the policies), and (ii) are consistent with prudent business practice.  Such modifications may include increases in the Credit Limit of the related Loan or change in lien position of the Loan.

Event of Default

(i)         a default for a period in excess of five days in the payment of all or part of the interest due on any Class A Note, which default occurs on six consecutive Payment Dates;

(ii)        a default in the payment of the unpaid principal balance of the Class A Notes on the maturity date for the Class A Notes;

(iii)      a default in the observance or performance of any other covenant or agreement of the trust and the continuation of the default for a period of 30 days after notice of the default is given to the trust by the indenture trustee, or to the trust and the indenture trustee;

(iv)       any representation or warranty made by the trust or in any certificate delivered having been incorrect in a material respect as of the time made, and the breach not having been cured within 30 days after notice of the breach is given to the trust by the indenture trustee; or

(v)       certain events of bankruptcy, insolvency, receivership or liquidation of the trust.

Upon the occurrence of an Event of Default, at the election of the Note Insurers if there is no related Insurer Default, or if an Insurer Default exists, at the election of the Indenture Trustee, the Loans will be sold and the proceeds distributed to the holders of the Class A Notes in the same order of priority described above.

Rapid Amortization Events

(i)

A default in the payment of any interest, principal, or installment of principal on the Class A Notes, and such default continues for a period of five Business Days;

(ii)

The failure on the part of the Trust, the Depositor, the Seller, or the Servicer to perform any of its other material obligations under the Transfer and Servicing Agreement, the Trust Agreement or the Indenture, which failure materially and adversely affects the interests of the Noteholders or the Note Insurers and continues unremedied for 30 days;

(iii)

The occurrence of certain events of bankruptcy, insolvency or receivership relating to the Trust, the Seller, the Depositor, the Servicer;

(iv)

The Trust becomes subject to regulation as an “investment company,” as such term is defined in the Investment Company Act of 1940;

(v)

Any draw under either insurance policy remains unreimbursed for greater than 90 days; or

(vi)

An Event of Servicing Termination, as defined in the Indenture, has occurred.

Servicing:

The Servicer shall:

(1)

pay all out-of-pocket expenses to service the Loans; and

(2)

will receive the Servicing Fee and late payment charges, to the extent collected from borrowers, as additional servicing compensation.

Weighted Average Life (1) and Maturity

Sensitivity of the Class A Notes to Payments and Draws

(Assumes 10% Optional Termination)

Ax Notes
% CPR (HELOCs)		40%			45%			50%			55%			60%
% CPR (Closed End 2nds)		35%			40%			45%			50%			55%
Constant Draw Rate (% CDR)	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.
5%	1.88	1-60	Aug 11	1.58	1-51	Nov 10	1.35	1-44	Apr 10	1.16	1-38	Oct 09	0.97	1-30	Feb 09
10%	2.10	1-65	Jan 12	1.75	1-56	Apr 11	1.48	1-48	Aug 10	1.25	1-41	Jan 10	1.06	1-35	Jul 09
15%	2.37	1-70	Jun 12	1.96	1-61	Sep 11	1.64	1-53	Jan 11	1.36	1-44	Apr 10	1.15	1-38	Oct 09

Ac Notes
% CPR (HELOCs)		40%			45%			50%			55%			60%
% CPR (Closed End 2nds)		35%			40%			45%			50%			55%
Constant Draw Rate (% CDR)	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.
5%	1.88	1-60	Aug 11	1.58	1-51	Nov 10	1.35	1-44	Apr 10	1.16	1-38	Oct 09	0.97	1-30	Feb 09
10%	2.10	1-65	Jan 12	1.75	1-56	Apr 11	1.48	1-48	Aug 10	1.25	1-41	Jan 10	1.06	1-35	Jul 09
15%	2.37	1-70	Jun 12	1.96	1-61	Sep 11	1.64	1-53	Jan 11	1.36	1-44	Apr 10	1.15	1-38	Oct 09

 (1)  The weighted average life of the Class A Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the Closing Date to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the initial principal balance of the Class A Notes.  Assumes a Closing Date of August [25], 2006.

LEHMAN BROTHERS	Residential Mortgage Finance

Weighted Average Life (1) and Maturity

Sensitivity of the Class A Notes to Payments and Draws (continued)

(Assumes No Optional Termination)

Ax Notes
% CPR (HELOCs)		40%			45%			50%			55%			60%
% CPR (Closed End 2nds)		35%			40%			45%			50%			55%
Constant Draw Rate (% CDR)	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.
5%	2.02	1-120	Aug 16	1.71	1-105	May 15	1.46	1-93	May 14	1.26	1-82	Jun 13	1.08	1-72	Aug 12
10%	2.24	1-126	Feb 17	1.88	1-110	Oct 15	1.59	1-97	Sep 14	1.36	1-85	Sep 13	1.16	1-75	Nov 12
15%	2.51	1-135	Nov 17	2.09	1-117	May 16	1.75	1-102	Feb 15	1.47	1-89	Jan 14	1.25	1-79	Mar 13

Ac Notes
% CPR (HELOCs)		40%			45%			50%			55%			60%
% CPR (Closed End 2nds)		35%			40%			45%			50%			55%
Constant Draw Rate (% CDR)	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.	WAL (yrs)	Window (months)	Expected Final Mat.
5%	2.02	1-120	Aug 16	1.71	1-105	May 15	1.46	1-93	May 14	1.26	1-82	Jun 13	1.08	1-72	Aug 12
10%	2.24	1-126	Feb 17	1.88	1-110	Oct 15	1.59	1-97	Sep 14	1.36	1-85	Sep 13	1.16	1-75	Nov 12
15%	2.51	1-135	Nov 17	2.09	1-117	May 16	1.75	1-102	Feb 15	1.47	1-89	Jan 14	1.25	1-79	Mar 13

(1)  The weighted average life of the Class A Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the Closing Date to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the initial principal balance of the Class A Notes.  Assumes a Closing Date of August [25], 2006.

LEHMAN BROTHERS	Residential Mortgage Finance

Maximum Rate Schedule (1)(2)

The Maximum Rate Schedule is shown for the first 60 Distribution Dates.

Month	Maximum Rate (%)	Month	Maximum Rate (%)
1	(3)	31	18.40
2	17.08	32	16.62
3	16.59	33	17.18
4	17.16	34	16.62
5	16.60	35	17.18
6	16.60	36	16.62
7	18.38	37	16.63
8	16.60	38	17.18
9	17.16	39	16.63
10	16.61	40	17.18
11	17.16	41	16.63
12	16.61	42	16.63
13	16.61	43	18.41
14	17.16	44	16.63
15	16.61	45	17.19
16	17.16	46	16.63
17	16.61	47	17.19
18	16.61	48	16.63
19	17.76	49	16.63
20	16.61	50	17.19
21	17.17	51	16.63
22	16.61	52	17.19
23	17.17	53	16.64
24	16.62	54	16.64
25	16.62	55	18.42
26	17.17	56	16.64
27	16.62	57	17.19
28	17.17	58	16.63
29	16.62	59	17.18
30	16.62	60	16.63

(1) Assumes prepayments at 50% CPR and draws at 10% CDR for HELOCs, 45% CPR for Closed End 2nds.

(2) Assumes Prime Rate and 1 Month LIBOR equal 20%.

(3) Not shown since it is artificially high due to the short first interest accrual period on the Class A Notes.

Collateral Summary
Collateral characteristics for the Loans are listed below as of the Cut-off Date

Total Number of HELOCs	28,086	Occupancy Status
Total Outstanding HELOC Balance	$1,736,433,292	Owner-Occupied	81.98%
Total Number of Closed End 2nds	1,831	Investment	16.26%
Total Outstanding Closed End 2nds Balance	$95,405,656	Second Home	1.77%
Average Drawn Amount (HELOCs)	$61,826
Average Credit Limit (HELOCs)	$71,509	Loan Documentation
Credit Utilization Ratio (HELOCs)	86.46%	Stated Income	88.32%
WA Margin (HELOCs)	1.956%	Full	10.08%
WA Life Cap (HELOCs)	17.991%	Stated Income/Stated Assets	1.09%
WA Loan Age (months)	5	Limited	0.38%
WA Remaining Term (months)	197	No Income Verification	0.13%
WA HELOC CLTV (based on Credit Limit)	87.59%
WA Closed End 2nds CLTV (based on Current Balance)	92.67%	Loan Purpose
WA Credit Score	708	Cash Out Refinance	54.61%
WA Junior Mortgage Ratio (Second Liens Only)	20.17%	Purchase	42.19%
		Rate/Term Refinance	3.20%

Lien Position		Geographic Distribution
First Lien	0.14%	(Other states account individually for less than 4% of the Cut-Off Date Principal Balance)
Second Lien	99.86%
		CA	54.19%
Property Type		NY	5.97%
Single Family	64.73%	FL	5.07%
PUD	18.21%	WA	4.75%
Condo	9.77%
2 Family	3.98%
3 Family	1.32%
4 Family	1.99%
Manufactured Housing	0.00%